Mail Stop 3561

October 30, 2007

Mr. Rodney C. Sacks
Chairman and Chief Executive Officer
Hansen Natural Corporation
1010 Railroad Street
Corona, California 92882

> **RE:** **Hansen Natural Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed June 6, 2007 and August 9, 2007**
> **File No. 0-18761**

Dear Mr. Sacks:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief